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                 October 5, 2020

       Evan Sohn
       Chief Executive Officer
       Recruiter.com Group, Inc.
       100 Waugh Dr. Suite 300
       Houston, TX 77007

                                                        Re: Recruiter.com
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 1,
2020
                                                            File No. 333-249208

       Dear Mr. Sohn:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his
       absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Steven Lipstein, Esq.